Exhibit 99.1

Codere Online Announces Filing of its 2021
Annual Report on Form 20-F

Madrid, Spain and Tel Aviv, Israel, May 3, 2022 (GLOBE NEWSWIRE) – Codere Online Luxembourg, S.A. (the “Company”) has filed with the U.S. Securities and Exchange Commission its annual report on form 20-F for the year ended December 31, 2021.

A copy of this report is available on the Company's website at the shareholders and investors’ section: www.codereonline.com/financials-and-filings.

In order to minimize the environmental impact of its annual report by reducing paper consumption, the Company encourages its shareholders to read it in digital format. However, Company shareholders willing to receive a hard copy of this document, which contains the Company’s audited financial statements, may do so, free of charge, upon request addressed to ir@codereonline.com.

About Codere Online

Codere Online refers, collectively, to Codere Online Luxembourg, S.A. and its subsidiaries. Codere Online launched in 2014 as part of the renowned casino operator Codere Group. Codere Online offers online sports betting and online casino through its state-of-the art website and mobile application. Codere currently operates in its core markets of Spain, Italy, Mexico, Colombia, Panama and the City of Buenos Aires (Argentina). Codere Online’s online business is complemented by Codere Group’s physical presence throughout Latin America, forming the foundation of the leading omnichannel gaming and casino presence in the region.

About Codere Group

Codere Group is a multinational group devoted to entertainment and leisure. It is a leading player in the private gaming industry, with four decades of experience and with presence in seven countries in Europe (Spain and Italy) and Latin America (Argentina, Colombia, Mexico, Panama, and Uruguay).

Contacts:

Investors and Media

Guillermo Lancha

Director, Investor Relations and Communications

Guillermo.Lancha@codere.com

(+34)-628-928-152